Cyclone Uranium Corporation

2186 S. Holly Street., Suite 104

Denver, Colorado 80222

October 31, 2013

Via Edgar Filing and E-mail

Tia L. Jenkins

Senior Assistant Chief Account

Office of Beverages, Apparel and Mining

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C.  20549

Re:      Cyclone Uranium Corporation (“Company”)

            Form 10-K for the Fiscal Year Ended January 31, 2013

            Filed May 16, 2013

            File No. 000-17386

Dear Ms. Tia:

            This letter is in response to the Commission’s comment letter dated October 17, 2013.  The Company’s response to the Commission’s comment is set forth below.

Form 10-K for the Fiscal Year Ended January 31, 2013

Item 9A. Controls and Procedures, page 52

Comment No. 1.          Please amend your Form 10-K to include management's report on internal control over financial reporting in accordance with Item 308(a) of Regulation S-K.  In doing so, please also file updated certifications that refer to the Form 10-K/A.

            Response:        Complied.  Form 10-K/A No. 1 has been filed concurrently with this letter amending the 10-K to add the requested disclosure. Updated certifications were included with the Form 10-K/A No. 1.

The company acknowledges that:

•                     the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                     staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                     the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

            We hope we have adequately addressed your comments.  If you need further information or have additional comments, please contact Theresa M. Mehringer, Esq. (tmehringer@bfwlaw.com) at 303-796-2626.

Respectfully submitted,

          Cyclone Uranium Corporation

/s/ James G. Baughman

   By:  James G. Baughman

             Chief Executive Officer

cc:        Theresa M. Mehringer